Mail Stop 4561

October 18, 2006

Anthony DiIorio
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, Floor A31
D-60325 Frankfurt am Main
Federal Republic of Germany

      RE: Deutsche Bank Aktiengesellschaft
              Form 20-F for Fiscal Year Ended December 31, 2005
              File No. 1-15242

Dear Mr. DiIorio,

      We have reviewed your letter filed on September 8, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fair Value Estimates, page F-10

1.   We note your response to comment 1 from our August 16, 2006 letter and have the following comments.

      a. Please tell us specifically why you believe SFAS 115 provides a basis to carry loans at fair value considering that it states that the statement does not apply to unsecuritized loans.

      b. Please tell us specifically why you believe SFAS 102 provides a basis to carry loans at fair value. This statement appears only to recognize that certain entities such as brokers and dealers in securities and investment companies have specialized accounting practices that allows them to carry loans at fair value.

      c. Please tell us specifically why you believe the FFIEC Call Report provides a basis to carry loans at fair value in GAAP financial statements.

2.   Please revise to separately disclose the amount of loans carried at fair value as trading assets and liabilities.

Off-balance Sheet Arrangements with Unconsolidated Entities, page 78

3.   We note your response to comment 6 from our August 16, 2006 letter. Please revise to disclose how you account for the market value guarantees on specific mutual fund products.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant